UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
x Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WorldViz, Inc.

Legal status of issuer

        Form
        C-Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        February 6, 2018

Physical address of issuer
614 Santa Barbara Street, Santa Barbara, CA 93101

Current number of employees
31

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$2,667,355	$2,500,492
Cash & Cash Equivalents	$200,253	$133,775
Accounts Receivable	$1,340,508	$1,034,336
Short-term Debt	$2,255,985	$1,892,717
Long-term Debt	$1,341,169	$1,051,036
Revenues/Sales	$5,210,397	$4,545,479
Cost of Goods Sold	$2,414,285	$2,325,450
Taxes aid	$0	$0
Net Income	-$527,972	-$1,809,022

The above financial statements were prepared for the company prior to its conversion from WorldViz, LLC, a California limited liability company, to WorldViz, Inc., a Delaware C-corporation. The above financial statements were prepared on a consolidated basis with WorldViz, LLC, WorldViz UK Limited (a wholly-owned subsidiary), and a representative branch in Taiwan.

WORLDVIZ, INC.
Annual Report
(Exhibit A of Form C-AR)
April 30, 2018



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

WorldViz, Inc., a Delaware corporation, previously operated as a California limited liability company under the name WorldViz, LLC, which was formed on May 2, 2002 and reincorporated as a Delaware corporation on February 6, 2018. The Company has a 100% wholly-owned subsidiary, WorldViz UK Limited (the "UK Subsidiary"), which was incorporated as a private United Kingdom company in 2015. The Company also has a representative branch office in Taiwan.

The Company is located at 614 Santa Barbara Street, Santa Barbara, CA 93101.

The Company's website is http://www.worldviz.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company faces competition from other companies in the enterprise virtual reality ("VR") space. Existing companies that engage in the VR business or are within the enterprise tech space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The Company has seen flat revenue over the last five quarters. If the Company is unable to begin growing its revenue, it will be unable to meet its projected revenue targets.

The Company has a long operating history. That the Company has not reached a large scale after 15 years of operation may be an indicator that there is not a large market for its products and services.

The Company has $602,226 in founder debt. The Company has $355,070 of long-term founder debt which shall be paid back after the Company has generated a minimum annualized EBITDA of at least $250,000 and $247,156 of short-term founder debt which shall be paid back once the Company's aggregate cash balance equals or exceeds $2,200,000. See "**Related Person Transactions - Loans**".

The Company is shifting the core focus of its business from its legacy products to the new Vizible platform. If the Company is unable to meet its growth projections for the new Vizible platform, this may have a detrimental impact on the business as this shift of focus may also hinder the Company's ability to grow customers for its legacy products.

The Company has limited visibility into future revenue for its legacy products. Because the Company's legacy products are largely one-off purchase agreements, it may be difficult for the Company to predict future revenue from these lines of their business.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company will be closing the UK Subsidiary in 2018. The UK Subsidiary was not used for inventory or assembly of the Company's products, and operated solely to employ sales representatives overseas, who shipped and invoiced their sales directly from the Company. Only two sales employees were employed by the UK Subsidiary. In addition, the UK Subsidiary never operated in a physical location. While the Company expects the closing of the UK Subsidiary to create a minimal impact on the Company's business operations, such closing could still negatively impact the Company's sales and its reach of international consumers.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

BUSINESS

Description of the Business
Analysts believe that the use of augmented reality (AR) and VR in businesses could grow to a $108B market by 2021 (up from $3.9B in 2016). One area that is poised to take advantage of these new technologies is business collaboration. The rising globalization of business, coupled with the increasing costs of travel, requires better, more cost-effective ways to communicate and collaborate. That need has never been greater in manufacturing, engineering, architecture or construction, where the slightest miscommunication can lead to million-dollar mistakes and month-long delays.

Current collaboration technologies, such a telephony and video conferencing, don't allow users in multiple places around the world to meet each other in a virtual space. Nor do they enable users to experience concepts and ideas as if they actually exist, like what a new car concept might be like to sit in, or what an architectural design will be like to live in. Only VR can provide that, and only our product, Vizible, makes it easy enough for anyone to do. Vizible is cloud-based and designed for hosting secure, private meetings in VR. It's designed for simplicity with a drag-and-drop interface that is immediately familiar to anyone who uses PowerPoint, Google docs, or GoToMeeting. In a nutshell, Vizible is the next step in business collaboration.

Business Plan
We have Vizible customers across the globe providing a recurring revenue stream, as well as involved channel and technology partners. With more investment, we can expand our reach and bring Vizible to the masses.

The Company's Products and/or Services
Our product is a new VR collaboration solution called Vizible. Vizible is cloud-based and designed for secure, private meetings. The beta version of Vizible has already shown rapid user adoption, enabling professionals to create content and host a remote, private meeting with anyone for the purposes of communicating, collaborating, and training. We've accomplished this by engineering two major software components:

First, Vizible comes with a powerful desktop Presentation Designer that is easy to use. Similar to Microsoft PowerPoint, it lets users drag their own content (e.g., PDFs, videos, audio, and 3D models) into a VR presentation and position it wherever they want. While the tool is immediately familiar to anyone who has made a PowerPoint presentation before, its cloud-based, collaborative editing, and instant cloud sync make any Google Apps user feel right at home.

Second, we've launched our own secure, scalable cloud infrastructure that provides users the ability to hold VR meetings with anyone around the globe as conveniently as if they were setting up a web conference call. Synchronization of content across all users prior to the meeting is fully automatic, while synchronization (and optional recording) of all users' actions, movements, and audio is also handled by our servers. Our global cloud infrastructure assures high performance over the entire planet.

Once a user is invited to a Vizible meeting, all they need to do is accept the invitation, and then join the host using a PC, an Oculus Rift VR headset, a HTC Vive VR headset, or a 3D projection system. If users don't have the required headsets, we can assist them in getting set up. Support for mobile VR devices, such as Google Daydream and Samsung Gear VR, as well as WebVR, is coming 2018.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are sales professionals and large corporate and industrial companies.

Intellectual Property

The Company is dependent on the following intellectual property:

Patents

Application or Patent #	Title	File Date	Grant Date	Country
9,110,503	PRECISION POSITION TRACKING DEVICE	November 6, 2013	August 18, 2015	United States
9,541,634	PRECISION POSITION TRACKING SYSTEM	August 11, 2015	January 10, 2017	United States
9,804,257	METHODS AND SYSTEMS FOR AN IMMERSIVE VIRTUAL REALITY SYSTEM USING MULTIPLE ACTIVE MARKERS	November 10, 2015	October 31, 2017	United States
6,962,990	INFRARED TRACKING SYSTEM	December 12, 2016	June 27, 2017	United States

In addition to the above issued patents, the Company has 4 U.S. patent applications pending and 1 U.S. provisional patent application pending. Filing a patent application or provisional patent application in no way guarantees that a patent will be issued.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
2,727,301	FOR VIRTUAL REALITY SOFTWARE, NAMELY PROGRAMMING INTERFACE FOR USE IN ACADEMIC RESEARCH, BUSINESS APPLICATION DESIGN AND ENTERTAINMENT, IN CLASS 9	VIZARD	August 6, 2002	June 17, 2003	United States
3,201,285	VIRTUAL REALITY SOFTWARE FOR USE IN ACADEMIC RESEARCH, BUSINESS APPLICATION DESIGN, AND ENTERTAINMENT, IN CLASS 9	WHERE VIRTUAL BECOMES REALITY	January 27, 2006	January 23, 2007	United States

Litigation

None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Andrew Beall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, CTO and Co-Founder, (May 2002 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, CEO, CTO and Co-Founder, (May 2002 – present)

Name
Peter Schlueer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Co-Founder, (May 2002 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, President and Co-Founder, (May 2002 – present)

Name
Matthias Pusch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Sales and Marketing, Co-Founder, (May 2002 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Sales and Marketing, Co-Founder, (May 2002 – present)

Name
Phil Schlageter

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO, (September 2008 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, CFO, (September 2008 - present)

Name

Chris Coffin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Development, (July 2011 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Development, (July 2011 - present)

Name
Todd Hartwig

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Product Development, (November 2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Product Development, (November 2015 - present)
Sega of America, Director of Product Development (December 2009 - April 2015)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 26 employees in California, 1 employee in Maine, 1 employee in Maryland, 1 employee in Tennessee, 1 employee in Washington, and 1 employee in Taiwan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Common Stock
Amount outstanding	1,310,448 shares
Voting Rights	Holders of Series A stock are entitled to one vote per share in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	58.21%
Other Material Terms	Not Applicable

Type of security	Series B Common Stock
Amount outstanding	210,041 shares
Voting Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	9.33%
Other Material Terms	Not Applicable

Type of security	Series A Preferred Stock
Amount outstanding	551,395 shares
Voting Rights	Holders of Series A preferred stock are entitled to the number of votes equal to the number of common stock that the holder's preferred stock would convert into, in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	24.49%
Other Material Terms	Not Applicable

Type of security	Series Seed Preferred Stock
Amount outstanding	179,414 shares
Voting Rights	Holders of Series Seed preferred stock are entitled to the number of votes equal to the number of common stock that the holder's preferred stock would convert into, in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	7.97%
Other Material Terms	Not Applicable

Type of security	Series B Options
Amount outstanding	For 237,183 shares of Series B Common Stock
Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Exercise of the options would result in a dilution of the holdings of investors in this Offering.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	Not Applicable
Other Material Terms	Not Applicable

The Company sold Series A-1 Preferred Stock at a price of $7.2816 per share, pursuant to Regulation Crowdfunding and 506(c) of Regulation D under the Securities Act of 1933. The Company is expected to close approximately $1,100,000 from its own network and $1,200,000 from SeedInvest's network*.

*The SeedInvest offering ended in April 27, 2018, the payments are still being processed, and the exact amount has yet to be determined. The Company will issue SI Securities, LLC, who acted as placement agent and intermediary, an additional number of shares equaling 5% of the investments that came in through the SeedInvest platform.

Previous Convertible Notes

On June 26, 2016, the Company's board of managers and voting members approved the offering of up to $1,500,000 in Unsecured Senior Convertible Promissory Notes (the "Notes"). The Notes had an interest rate of 8% per annum. On June 27, 2016, the Company entered into a Note Purchase Agreement with Intel Capital Corporation under which the Company agreed to issue and sell one or more Notes under certain conditions not to exceed $1,500,000 in maximum aggregate and in minimum amounts of no less than $75,000 per investor.

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017. Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

All Notes converted into Series A Preferred Stock of the Company at the purchase price of $6.0474 per share on January 12, 2018. See "Operations" below and Note 20 of the financial statements, attached as Exhibit B to this Form C-AR.

The Company has the following debt outstanding: see "**Related Person Transactions - Loans**".

Ownership

A majority of the Company is owned by a few individuals. These people are Matthias Pusch, Andrew Beall, Peter Schlueer, and Intel Capital (a division of Intel Corporation).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned
Matthias Pusch	436,816 Series A Common Stock	21.40%
Andrew Beall	436,816 Series A Common Stock	21.40%
Peter Schlueer	436,816 Series A Common Stock	21.40%
Intel Capital	499,442 Series A Preferred Stock	24.47%

FINANCIAL INFORMATION

Operations

The Company is an industry leader in interactive virtual reality solutions. The Company's flagship product is Vizible, a Virtual reality SaaS solution for business collaboration and online training. Other products include Vizard, the VR community's favored interactive immersive 3D content creation software, and PPT, the most cost effective wide-area motion tracking system currently available. WorldViz provides high quality, low-cost immersive 3D products to Fortune 500 companies, designers, manufacturers, educators, researchers, and other professionals, integrating cutting-edge VR products on the market and delivering complete turnkey solutions. The Company also provides VR services including custom app development, and event design.

The Company is privately held. The Company was organized as a Limited Liability Company in the state of California on May 2, 2002, and reincorporated as a Delaware corporation on February 6, 2018. The Company has a 100% wholly owned subsidiary, WorldViz UK Limited, which was incorporated as a private United Kingdom company in 2015. The Company also has a representative branch office in Taiwan.

As of December 31, 2017, the company recorded total revenue of $5,210,397 and total operating expenses of $3,197,136 for a net income of $-401,024.

On January 12, 2018, the outstanding Convertible Promissory Notes payable and accumulated interest were converted in Series A Preferred Shares at the rate of $6.04740 per share. Please see Note 20 of the financial statement attached as Exhibit B to this Form C-AR.

On February 6, 2018, the Company converted from a California LLC to a Delaware Corporation in preparation for an offering conducted under Regulation CF and 506(c) of Regulation D. In preparation for this offering, the Company increased its Stock Option pool by 4%.

Liquidity and Capital Resources
We had $85,340 as of February 5, 2018 in cash on hand, which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Series A Common Stock only.

Right to Receive Liquidation Distributions
Yes, junior to those for the Preferred Stock.

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights
Holders of shares of Series Seed Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors, out of assets of the Company legally available as dividends, if any, as may be declared by the Board of Directors from time to time.

Voting Rights
Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Series A Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- adversely alter, change or amend any of the powers, preferences, privileges or rights of the Series Seed Preferred Stock;
- increase the authorized number of shares of Series Seed Preferred Stock;
- create any new class or series of stock of the Corporation *pari passu* with or having a preference over the Series Seed Preferred Stock with respect to distribution or liquidation rights; or
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Series A Preferred Stock

Dividend Rights

Dividends shall accrue on each issued and outstanding share of Series A Preferred Stock, from and after the date of original issuance thereof (which, in the case of Series A Preferred Stock issued upon conversion of former Series A Preferred Units issued by WorldViz, LLC, shall be considered the date of the original issuance of such Series A Preferred Units), at a rate per annum equal to 8% of the original issue price per share (the "Series A Accruing Dividend"), based upon a 365-day year and actual days elapsed. The Series A Accruing Dividend shall be paid, prior and in preference to any declaration or payment of any dividend on shares of Common Stock or Series Seed Preferred Stock.

Voting Rights

Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Series A Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- amend, waive or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the rights, preferences or privileges of the Series A Preferred Stock;
- create or authorize the creation of or issue any other security, including convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock;
- increase the authorized number of shares of Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, or Series A-1 Preferred Stock;
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service);
- declare or pay any dividends or make any distribution on any shares of capital stock of the Company (other than certain exclusions specified in the Certificate of Incorporation);
- create or authorize the creation of any debt or debt security, including any debt secured by the assets of the Company, other than (i) a revolving line of credit from a bank or other financial institution in a maximum principal amount up to $500,000, or (ii) purchase-money notes and lease-purchase contracts for the purchase of equipment in the ordinary course, provided that the maximum principal amount of such notes and contracts shall not exceed $100,000 at any one time;
- increase or decrease the size of the Board of Directors;
- alter or waive the rights, preferences or privileges of the Series A Preferred Stock; or
- authorize or effect a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series A Preferred Stock receive these distributions before any holders of common stock or Series Seed Preferred Stock.

Series A-1 Preferred Stock

Dividend Rights

Dividends shall accrue on each issued and outstanding share of Series A-1 Preferred Stock, from and after the date of original issuance thereof, at a rate per annum equal to 8% of the original issue price per share (the "Series A-1 Accruing Dividend"), based upon a 365-day year and actual days elapsed. The Series A-1 Accruing Dividend shall be paid, prior and in preference to any declaration or payment of any dividend on shares of Common Stock, Series A Preferred Stock, or Series Seed Preferred Stock.

Voting Rights

Series A-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A-1 Preferred Stock voting as a separate class. These matters include any vote to:

- amend, waive or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the rights, preferences or privileges of the Series A-1 Preferred Stock;
- create or authorize the creation of or issue any other security, including convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A-1 Preferred Stock;
- increase the authorized number of shares of Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, or Series A-1 Preferred Stock;
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service);
- declare or pay any dividends or make any distribution on any shares of capital stock of the Company (other than certain exclusions specified in the Certificate of Incorporation);
- create or authorize the creation of any debt or debt security, including any debt secured by the assets of the Company, other than (i) a revolving line of credit from a bank or other financial institution in a maximum principal amount up to $500,000, or (ii) purchase-money notes and lease-purchase contracts for the purchase of equipment in the ordinary course, provided that the maximum principal amount of such notes and contracts shall not exceed $100,000 at any one time;
- alter or waive the rights, preferences or privileges of the Series A-1 Preferred Stock; or
- authorize or effect a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A-1 Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series A-1 Preferred Stock receive these distributions before any holders of common stock, Series A Preferred Stock, or Series Seed Preferred Stock.

Conversion Rights

Each share of Series A-1 Preferred Stock may be converted, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Series A Common Stock of the Company, as is determined by dividing (x) the applicable original issue price in effect for such share of Series A-1 Preferred Stock, by (y) the applicable conversion price in effect for such share of Series A-1 Preferred Stock at the time of the conversion

Rights under the Series A-1 Preferred Stock Investment Agreement

Under the Series A-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Series A-1 shareholders will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred stock.

Rights under the Voting Agreement

Under the Amended and Restated Voting Agreement, Series A-1 Preferred Stock holders agree (i) to vote in favor of the persons nominated to the Board in accordance with the description of the Board in the Voting Agreement, and (ii) that holders of Preferred Stock and the Company founders will vote their shares in favor of a deemed liquidation event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors and the holders of, in the aggregate, a majority of the issued and outstanding Series A Common Stock and Preferred Stock, so long as (x) the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and (y) the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's Certificate of Incorporation.

All Non-Major Purchasers of Series A-1 Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred stock into common stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Previous Convertible Notes

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017. Todd Hartwig is Vice President of Product Development and an employee of WorldViz. The note converted into Series A Preferred Stock, as described above under "Capitalization."

Loans

The Company's Third Amended and Restated Operating Agreement (the "Third Operating Agreement") was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of Series A Preferred Units. At that time, per the Third Operating Agreement, advances from Company members and loans from members were converted into loans from Series A Common Unit holders. The loans from unit holders (now stockholders) are notes payable resulting from advances by Series A Common Stockholders. The notes have an annual interest rate of 2.39%. No payments of interest or principal were made on the loans in 2015. The loans from stockholders are divided into short-term and long-term loans.

The terms for repayment of the loans are as follows:
- Short-term loan: the Company shall repay the entire balance of unpaid principal of and accrued and unpaid interest on the short-term loan in full on the first day on or following July 31, 2015 that the Company's aggregate cash balance equals or exceeds $2,200,000 (without giving effect to such repayment or the repayment of any other unsecured promissory notes with Company's founders).

- Long-term loan: beginning on the last day of the first calendar month on which the Company has generated minimum annualized earnings before interest, taxes, depreciation, and amortization of at least $250,000, measured on a trailing six-month basis for the six-month period ended on the last day of the immediately preceding calendar month, the Company shall pay the unpaid principal of and interest on the long-term loan in twelve (12) equal monthly payments sufficient to amortize such amount in twelve (12) equal monthly payments.

The allocation of the long-term loan and short-term loan as of December 31, 2017 is as follows:

Unit Holder	Amount	Long-Term	Short-Term
Andrew Beall	$45,583	$0	$45,583
Matthias Pusch	$407,970	$265,070	$142,900
Peter Schlueer	$148,673	$90,000	$58,673
Total	$602,226	$355,070	$247,156

Reimbursements

The Company is reimbursing Matthias Pusch and Peter Schlueer for interest charged on various personal credit cards for purchases made for the Company.

Convertible Notes

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017 (see "**Capitalization - Convertible Notes**"). Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	2/27/2015	506(b) of Regulation D	Preferred Stock	413,400 shares	Built engineering team; finalized Vizible design; completed Vizible alpha; revamped hardware solutions; filed 4 patent applications
Convertible Notes	6/27/2016	506(b) of Regulation D	Convertible Notes	$750,000 (converted January 5, 2018 into 138,025 shares of Series A Preferred Stock)	Completed Vizible beta; captured SaaS customers; deployed global cloud; expanded

					R&D; filed 2 patent applications

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Beall
_____
(Signature)

Andrew Beall
_____
(Name)

CEO and CTO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Beall
_____
(Signature)

Andrew Beall
_____
(Name)

CEO and CTO
_____
(Title)

April 30, 2018
_____
(Date)

/s/Peter Schlueer
_____
(Signature)

Peter Schlueer
_____
(Name)

President
_____
(Title)

April 30, 2018

_____

(Date)

/s/Matthias Pusch
_____

(Signature)

Matthias Pusch
_____

(Name)

Vice President of Sales and Marketing
_____

(Title)

April 30, 2018
_____

(Date)

/s/Phil Schlageter
_____

(Signature)

Phil Schlageter
_____

(Name)

Chief Financial Officer
_____

(Title)

April 30, 2018
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



April 25, 2018

SeedInvest

RE: 2017 and 2016 WorldViz Financial Statements

To Whom It May Concern,

I certify that the financial statements of WorldViz included are true and complete in all material respects.

Sincerely,

Philip Schlageter
Chief Financial Officer



where virtual becomes reality "

April 26, 2018

Board of Managers
WorldViz, LLC
614 Santa Barbara Street
Santa Barbara, CA 93101

Re: WorldViz, LLC Consolidated Financial Statements 2017 and 2016

Dear Board of Managers,

I have prepared the accompanying WorldViz, LLC Consolidated Financial Statements for years ending December 31, 2017 and 2016. This information is the representation of WorldViz, LLC management.

The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and fairly present the financial condition of the Company and its results of operation for the periods specified there in except that these unaudited Financial Statements may not contain all footnotes required by generally accepted accounting principles.

Please advise me if you have any questions or need additional information.

With best regards,

Phil Schlageter
Chief Financial Officer
Vice President of Finance
WorldViz, LLC

WorldViz, LLC
Consolidated Balance Sheets
As of December 31, 2017 and December 31, 2016
UNAUDITED

	Dec 31, 17	Dec 31, 16	Change	% Change
ASSETS				
Current Assets				
Cash (Note 1)	$ 200,253	$ 133,775	$ 66,478	49.7%
Accounts Receivable (Note 1)	1,340,508	1,034,336	306,172	29.6%
Inventory (Note 1)	549,533	743,243	-193,710	-26.1%
Work In Process on Contracts (Note 2)	415,565	374,872	40,693	10.9%
Prepaid Foreign Income Taxes	15,321	0	15,321	100.0%
Prepaid Health Insurance (Note 3)	3,085	1,320	1,765	133.7%
Advances to Employees	45,130	23,729	21,401	90.2%
Promissory Note Funds Receivable (Note 14)	0	100,000	-100,000	-100.0%
Total Current Assets	2,569,395	2,411,275	158,120	6.6%
Fixed Assets				
Fixed Assets (Note 1)	97,159	97,159	0	0.0%
Accumulated Depreciation	-72,557	-60,965	-11,592	19.0%
Total Fixed Assets	24,602	36,194	-11,592	-32.0%
Other Assets				
Security Deposits	9,000	9,000	0	0.0%
Net Intangible Assets (Note 4)	64,358	44,023	20,335	46.2%
Total Other Assets	73,358	53,023	20,335	38.4%
TOTAL ASSETS	2,667,355	2,500,492	166,863	6.7%
LIABILITIES				
Current Liabilities				
Accounts Payable	550,923	515,440	35,483	6.9%
Credit Cards Payable (Note 5)	127,441	121,705	5,736	4.7%
401k Trust Fund Payable (Note 6)	1,663	2,900	-1,237	-42.7%
Accrued Interest Payable (Note 7)	41,567	26,388	15,179	57.5%
Accrued Payroll Payable (Note 8)	387,941	292,403	95,538	32.7%
Payroll Taxes Payable	36,954	28,325	8,629	30.5%
Sales Taxes Payable	3,568	283	3,285	1,160.8%
Income Taxes Payable	1,134	3,551	-2,417	-68.1%
Advances from Shareholders (Note 9)	55,884	28,207	27,677	98.1%
Deposits from Customers (Note 10)	0	5,500	-5,500	-100.0%
Billings on Contracts (Note 11)	637,646	574,943	62,703	10.9%
Current Portion Long Term Liabilities (Note 12)	411,264	293,072	118,192	40.3%
Total Current Liabilities	2,255,985	1,892,717	363,268	19.2%
Long Term Liabilities				
Deferred Revenue (Note 13)	320,107	45,916	274,191	597.2%
Senior Convertible Promissory Notes (Note 14)	830,100	695,966	134,134	19.3%
Loans from Shareholders (Note 15)	602,226	602,226	0	0.0%
Current Portion Long Term Liabilities (Note 12)	-411,264	-293,072	-118,192	40.3%
Total Long Term Liabilities	1,341,169	1,051,036	290,133	27.6%
TOTAL LIABILITIES	3,597,154	2,943,753	653,401	22.2%

BALANCE SHEET CONTINUED ON NEXT PAGE

WorldViz, LLC
Consolidated Balance Sheets
As of December 31, 2017 and December 31, 2016
UNAUDITED

BALANCE SHEET CONTINUED FROM PREVIOUS PAGE

	Dec 31, 17	Dec 31, 16	Change	% Change
SHAREHOLDERS EQUITY (Note 16)				
Series A Stock	22,606	22,606	0	0.0%
Series B Stock	235,653	194,219	41,434	21.3%
Seed Series Preferred Stock	989,710	989,710	0	0.0%
Series A Preferred Stock	2,378,707	2,378,707	0	0.0%
Total Stock Paid In	3,626,676	3,585,242	41,434	1.2%
Retained Earnings	-4,028,503	-2,219,481	-1,809,022	81.5%
Net Income for the Year 2015	-527,972	-1,809,022	1,281,050	-70.8%
Ending Equity December 31, 2015	-929,799	-443,261	-486,538	109.8%
TOTAL LIABILITIES & EQUITY	**$ 2,667,355**	**$ 2,500,492**	**$ 166,863**	**6.7%**

WorldViz, LLC
Consolidated Statements of Revenue
For the Years Ended December 31, 2017 and December 31, 2016
UNAUDITED

	Jan - Dec 17	Jan - Dec 16	Change	% Change
Ordinary Revenue/Expense				
Revenue				
Sales (Note 17)	$ 6,709,720	$ 5,779,726	$ 929,994	16.1%
Less Discounts and Allowances	-1,499,323	-1,234,247	-265,076	21.5%
Total Revenue	5,210,397	4,545,479	664,918	14.6%
Cost of Goods Sold (Note 1)	2,414,285	2,325,450	88,835	3.8%
Gross Profit	2,796,112	2,220,029	576,083	25.9%
Operating Expenses				
Marketing and Sales Expenses				
Marketing	133,390	274,659	-141,269	-51.4%
Salary and Wages	1,011,160	1,409,164	-398,004	105.4%
Travel	191,491	217,265	-25,774	-11.9%
Total Marketing and Sales Expenses	1,336,041	1,901,088	-565,047	-29.7%
Research and Development Expenses				
Products and Services	23,968	5,001	18,967	379.3%
Salary and Wages	1,150,710	1,111,776	38,934	3.5%
Travel	0	191	-191	-100.0%
Total Research and Development Expenses	1,174,678	1,116,968	57,710	5.2%
General and Administrative Expenses				
Amortization	3,852	2,789	1,063	38.1%
Auto	10,808	8,499	2,309	27.2%
Bad Debt	1,585	1,805	-220	-12.2%
Depreciation	11,591	14,127	-2,536	-18.0%
Employee Benefits	157,402	167,906	-10,504	-6.3%
Employee Relations	25,771	65,966	-40,195	-60.9%
Insurance	47,046	57,177	-10,131	-17.7%
Legal and Professional Fees	39,580	101,178	-61,598	-60.9%
Licenses	721	1,740	-1,019	-58.6%
Merchant Fees	14,298	21,229	-6,931	-32.6%
Office Expenses and Supplies	70,039	58,623	11,416	19.5%
Rent	210,600	210,600	0	0.0%
Salary and Wages	367,318	541,670	-174,352	-32.2%
Stock Option Compensation Expense	0	14,854		-100.0%
Property Taxes	611	474	137	28.9%
Travel	9,040	5,252	3,788	72.1%
Utilities	67,478	71,000	-3,522	-5.0%
Overhead Allocation to COGS (Note 1)	-351,323	-377,460	26,137	-6.9%
Total General and Administrative Expenses	686,417	967,429	-266,158	-29.0%
Total Operating Expenses	3,197,136	3,985,485	-773,495	-19.8%
Net Ordinary Income (Loss)	-401,024	-1,765,456	1,364,432	77.3%

INCOME STATEMENT CONTINUED ON NEXT PAGE

WorldViz, LLC
Consolidated Statements of Revenue
For the Years Ended December 31, 2017 and December 31, 2016
UNAUDITED

INCOME STATEMENT CONTINUED FROM PREVIOUS PAGE

	Jan - Dec 17	Jan - Dec 16	Change	% Change
Other Income/Expense				
Other Income				
Interest income	1	3	-2	-66.7%
Total Other Income	1	3	-2	-66.7%
Other Expense				
Currency Exchange Gain or Loss	2,871	-2,833	5,704	-201.3%
Interest Expense (Note 18)	108,629	47,601	61,028	128.2%
Loss on Sale of Assets	1,549	450	1,099	244.2%
Provision for Income Taxes (Note 1)	13,900	-1,649	15,549	-942.9%
Total Other Expense	126,949	43,569	83,380	191.4%
Net Other Income (Expense)	-126,948	-43,566	-83,382	-191.4%
Net Income (Loss)	**$ (527,972)**	**$ (1,809,022)**	**$ 1,281,050**	**70.8%**
Loss per Common Share, Basic and Diluted	$ (0.25)	$ (0.86)	$ 0.61	71.0%
Weighted Average Shares Outstanding, Basic and Diluted	2,106,042	2,105,746		

See accompanying Notes to the Consolidated Financial Statements

WorldViz, LLC
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2017 and 16
UNAUDITED

	Series A Common	Series B Common	Series Seed Preferred	Series A Preferred	Accumulated Deficit	Total Stockholders' Equity
Balance on January 1, 2016	$ 22,606	$ 178,891	$ 989,710	$ 2,378,707	$ (2,219,481)	$ 1,350,433
September 14, 2016 exercise of stock option for 3,676 Series B Common units		15,328				15,328
Net Loss					(1,809,022)	(1,809,022)
Balance on December 31, 2016	22,606	194,219	989,710	2,378,707	(4,028,503)	(443,261)
August 15, 2017 exercise of stock option for 1,530 Series B Common units		6,380				6,380
October 1, 2017 exercise of stock option for 8,406 Series B Common units		35,054				35,054
Net Loss					(527,972)	(527,972)
Balance on December 31, 2017	$ 22,606	$ 235,653	$ 989,710	$ 2,378,707	$ (4,556,475)	$ (929,799)

WorldViz LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017 and December 31, 2016
UNAUDITED

	Dec 31, 17	Dec 31, 16
OPERATING ACTIVITIES, CASH FLOWS PROVIDED BY OR USED IN:		
NET INCOME (LOSS)	$ (527,972)	$ (1,809,022)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)		
TO NET CASH PROVIDED BY OPERATIONS:		
Decrease (increase) Accounts Receivable	-306,171	994,925
Decrease (increase) Inventory	193,710	-46,273
Decrease (increase) Work In Process on Contracts	-40,693	91,474
Decrease (increase) Foreign Income Taxes Withheld	-15,321	0
Decrease (increase) Prepaid Health Insurance	-1,765	3,680
Decrease (increase) Advances to Employees	-21,401	-15,334
Increase (decrease) Promissory Note Funds Receivable	100,000	-100,000
Increase (decrease) Accounts Payable	35,484	330,846
Increase (decrease) Credit Cards Payable	5,736	215
Increase (decrease) 401k Trust Fund Payable	-1,237	949
Increase (decrease) Accrued Interest Payable	15,180	14,393
Increase (decrease) Payroll Payable	95,539	-1,262
Increase (decrease) Payroll Taxes Payable	8,628	-1,559
Increase (decrease) Sales Taxes Payable	3,285	249
Increase (decrease) Income Taxes Payable	-2,418	3,551
Increase (decrease) Advances from Shareholders	27,677	-3,500
Increase (decrease) Deposits from Customers	-5,500	-61
Increase (decrease) Billings on Contract	62,704	-79,983
Increase (decrease) Current Liabilities	118,191	-58,685
NET CASH FLOW FROM OPERATING ACTIVITIES	-256,344	-675,397
INVESTING ACTIVITIES, CASH FLOWS PROVIDED BY OR USED IN:		
Purchase of Fixed Assets	0	-5,438
Purchase of Intangible Assets	-23,787	-14,973
Depreciation and amortization	15,043	16,916
Loss on Sale of Fixed Assets	0	450
NET CASH FLOW FROM INVESTING ACTIVITIES	-8,744	-3,045
FINANCING ACTIVITIES, CASH FLOWS PROVIDED BY OR USED IN:		
Increase (decrease) Deferred Revenues	274,191	-59,034
Increase (decrease) Senior Convertible Promissory Notes	134,133	695,967
Increase (decrease) Current Liabilities	-118,191	58,685
Sale of Series B Stock	41,433	15,329
NET CASH FLOWS FROM FINANCING ACTIVITIES	331,566	710,947
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR PERIOD	66,478	32,505
CASH AT BEGINNING OF PERIOD	133,775	101,270
CASH AT END OF PERIOD	$ 200,253	$ 133,775

See accompanying Notes to the Consolidated Financial Statements

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note 1. Summary of Significant Accounting Policies

The Company

The Company is an industry leader in interactive virtual reality solutions. The Company's flagship products are VIZARD, the VR community's favored interactive immersive 3D content creation software, PPT, the most cost effective wide-area tracking system currently available and Vizible, the simplest, most powerful VR creation and collaborative tool available . WorldViz provides high quality, low-cost immersive 3D products to researchers, educators, designers, manufacturers, and other professionals, integrating all common VR products on the market and delivering complete turnkey solutions. The Company also provides VR services including custom programming and event design and management.

Company Structure

The Company is privately held. WorldViz LLC was organized as a Limited Liability Company in the state of California on May 21, 2002. The Company elected and was approved by the IRS to be treated for tax purposes as a C Corporation beginning with the year 2015. The Company is in the process of converting from a California Limited Liability Company into a Delaware Corporation. The Equity sections of these financial statements are treated as a Corporation. The Company has a 100% wholly owned subsidiary, WorldViz UK Limited, which was incorporated as a private United Kingdom company in 2015. The Company also has a representative branch office in Taiwan. These financial statements are prepared on a consolidated basis.

Revenue Recognition

The Company recognizes product revenue at the time of shipment and on the percentage of completion method. Product revenues include software, custom programming and hardware. Service revenues from consulting, custom programming, event design and management, systems integration and training are recognized when the services are performed and on the percentage of completion method. SaaS revenues are recognized on a straight line basis as the service is delivered.

Inventories

Inventories consist of purchased materials, direct labor and overhead of the Company allocable to production. Materials are valued at the lower of cost or market value. Cost is determined on an average cost amount. A portion of the General and Administrative expenses are allocated to the Cost of Materials Sold and Inventory.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities of three months or less at the time of issuance to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's accounts are insured for $250,000 by FDIC for US bank deposits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity of generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

and the reported amounts of revenues and expenses during the reported period. Actual results could differ from the estimates.

Income Taxes
In 2015, the Company elected C Corporation status for Federal income taxes as of January 1, 2015 whereby the Company must pay taxes based upon its income. For the year 2016, the Company had Federal and California income tax NOL's of $1,786,439 and $1,787,024 respectively, as well as Federal and California R&D credits of $56,876 and $38,044 which will be carried forward. The compilation of the 2017 Federal and California income tax returns are still in progress. It is anticipated that 2017 Federal and California income NOL's and R&D Credits will be comparable to 2016. In 2017 and 2016 the Company paid income taxes of $800 to the State of California based upon the minimum amount due by a corporation. In 2016, the Company also accrued United Kingdom income taxes payable of $3,551.22. In 2017, $13,000 in income tax payments were withheld from software and technology services delivered to customers within the country of India. The $13,000 withheld is considered 2017 income tax in these financial statements.

Allowance for Doubtful Accounts
The Company expenses uncollectible receivables in the year in which they occur. In 2017, the Company expensed $1,585 in uncollectible receivables. In 2016, the Company expensed $1,805 in uncollectible receivables.

Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company performs credit evaluations of its customers and generally requires no collateral.

Stock-based Compensation
The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based upon the fair value on the issuance date.
Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Capitalized Cost of Sale of Shares and Capital Contributions
The Company capitalizes as an offset to Shareholders Equity, the legal services and other expenditures associated with securing and closing Sale of Shares.

Earnings per share
The Company calculates net income (loss) per share based upon the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents,

8

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

if any, are not considered, as their effect would be anti-dilutive. As of December 31, 2017 and 2016, the Company had potentially dilutive rights outstanding related to its convertible securities, however, these are considered anti-dilutive.

Fixed Assets
Furniture and equipment is stated at cost and depreciated on a straight line basis. Items with a value of less than $2,500 are expensed. Assets are depreciated over the following useful lives:

Computer Software	3 years
Computers	5 years
Office and Other Equipment	5-7 years
Vehicles	2-10 years
Tenant Improvements	5-15 years

As of December 31, 2017 Fixed Assets consisted of the following:

	Cost	Accumulated Depreciation	Book Value
Computer Software	$ 6,248	$ 5,727	$ 521
Computers	$ 28,212	$ 16,858	$ 11,354
Office and Other Equipment	$ 28,617	$ 28,022	$ 595
Vehicles	$ 12,000	$ 12,000	$ 0
Tenant Improvements	$ 22,082	$ 9,950	$ 12,132
Total	$ 97,159	$ 72,557	$ 24,602

Depreciation expense for the two years ending December 31, 2017 and 2016 were $11,591 and $14,127 respectively.

Significant Events
1. A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units. On February 28, 2015, a Series A Preferred Unit Purchase Agreement was executed between the Company and Intel Capital for $2,500,000. In return, Intel Capital received 413,403 Series A Preferred Units totaling 16.67% of the Company's ownership units fully diluted at that time.
2. On June 26, 2016 the Company's Board of Managers and voting members approved the offering of up to $1,500,000 in Unsecured Senior Convertible Promissory Notes (Notes). The Notes shall be (A) due and payable on December 1, 2017, and (B) shall bear interest at the rate of 8% per annum. On June 27, 2016, the Company entered into a Note Purchase Agreement with Intel Capital Corporation under which the Company agrees to issue and sell one or more Notes under certain conditions not to exceed $1,500,000 in maximum aggregate and in minimum amounts of no less than $75,000 per investor.
3. Details regarding the ownership of the company as of December 31, 2017 and 2016 are disclosed in Note 16-Shareholders and Members Equity.

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note 2. Work In Process on Contracts

Work in Process on Contracts consists of the estimated net profit resulting from the percentage of completion method of matching revenues and expenses for contracts with work in process and prepayments to suppliers for materials and services related to contracts with work in process.

Note 3. Prepaid Health Insurance

The Company has a group health plan for employees which it self insures. The Company offers a low deductible group insurance plan to its employees, but purchases a group high deductible insurance policy from Blue Shield of California. The Company uses Benelect, a health plan administrator, to pay the differential between the low deductible group insurance plan claims and the high deductible group insurance policy pay outs. Prepaid Health Insurance is the amount that the Company has on deposit with Benelect to pay the differential between the group insurance plan and the group insurance policy.

Note 4. Net Intangible Assets

Net Intangible assets consist of the following:

1. License agreements for the software underlying the Company's Vizard product.
    a. The Company and the Board of Regents of the University of California at Santa Barbara are parties to a Software License Agreement dated September 9, 2002, under which the Company paid $12,000 for and has an exclusive worldwide license from the University of California at Santa Barbara to use "Virtual Reality Utilities" software to further develop software and distribute software as a commercial product. This license agreement is being amortized over 15 years.
    b. The Company and Massachusetts Institute of Technology are parties to a Copyright License Agreement dated August 8, 2004, under which the Company paid a nominal amount for and has a non-exclusive commercial license from Massachusetts Institute of Technology to use "Virtual Reality Utilities" software and reproduce the program and create derivatives.
2. The Company has been granted four patents by the USPTO:
    a. Precision Position Tracking Device—Patent number US 9,110,503
    b. Precision Position Tracking System—Patent number US 9,541,634
    c. Infrared Tracking System—Patent number US 9,692,990
    d. Methods and Systems for Virtual and Augmented Reality—Patent number US 9,804,257
3. The Company has filed with the United States Patent and Trademark Office (USPTO) a number of applications claiming certain inventions relating to the Company's PPT motion tracking system and portable, immersive virtual reality systems. It is not possible to predict whether all or any portion of the claims in the applications will be allowed or what the strength may be of any patent issuing from such applications. The Company has paid $65,366 as of December 31, 2017 in legal and patent fees which have been capitalized and are being amortized over a 15 year period.
4. The Company owns two trademarks that are registered with the USPTO:
    a. "Vizard" – Registration number 272730
    b. "Where Virtual Becomes Reality" – Registration number 3201287

Amortization Expense for the two years ending December 31, 2017 and 2016 was $3,852 and $2,789 respectively.

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note 5. Credit Cards

The Company uses credit cards to pay for various expenses. On December 31, 2017 credit card balances were as follows:

Credit Card	Credit Limit	Credit Balance	Credit Balance Remaining	Purchase Interest Rate	Cash Interest Rate
Bank of America MasterCard	$ 35,000	$ 28,298	$ 6,702	11.49%	24.49%
Bank of America Visa	$ 40,000	$ 36,116	$ 3,884	9.49%	24.49%
Capital One Small Business	$ 34,000	$ 30,013	$ 3,987	19.24%	24.24%
Capital One Visa	$ 1,000	$ -	$ 1,000	17.40%	20.40%
Chase MasterCard	$ 42,500	$ 33,014	$ 9,486	9.49%	25.24%
Citi Costco Visa Card	$ 12,000	$ -	$ 12,000	29.49%	29.49%
Total	$ 177,500	$ 127,441	$ 37,059		

The Credit Card Balances for December 31, 2016 totaled $121,705.

Note 6. 401k Trust Fund Payable

The Company established a 401k defined contribution retirement plan for eligible employees in 2012. The Company does not currently provide a matching amount to employee contributions. At year end 2017 and 2016, the trust fund balance was $61,052 and $84,868 respectively.

Note 7. Accrued Interest Payable Shareholders-Related Parties

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units (See Note 15). At that time, per the Third Operating Agreement, Advances from Members and Loans from Members were converted into Loans from Series A Common Shareholders (See Note 9). The Loans from Shareholders are Notes Payable resulting from advances by Series A Common Shareholders. The notes have an annual interest rate of 2.39%. No interest or principal has been on the loans. The Loans from Shareholders are divided into Short-Term and Long-Term Loans. The accrued interest on both types of loans has been classified as current for these financial statements. The accrued interest due on the loans as of year end 2017 and 2016 are as follows:

Shareholder	2017	2016
Andy Beall	$ 3,087	$ 1,997
Matthias Pusch	$ 27,626	$ 17,876
Peter Schlueer	$ 10,068	$ 6,515
Total	$ 40,781	$ 26,388

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note 8. Accrued Payroll Payable

The Company has a bonus plan that provides a bonus to employees annually if certain revenue amounts are met. The Company also has a sales commission plan that pays salespersons one month after the quarter in which revenue is invoiced. In addition, the company has a personal time off plan that allows employees to accrue up to 30 working days in time off. All these plans are subject to change at the discretion of the Company. On December 31, 2016 and 2015 the Accrued Payroll Payable was:

	2017	2016
Accrued Bonuses Payable	$ -	$ -
Accrued Salary Payable	$ -	$ -
Accrued Sales Commissions Payable	$ 186,812	$ 82,997
Accrued Personal Time Off Payable	$ 201,129	$ 209,406
Total Accrued Payroll Payable	$ 387,941	$ 292,403

Note 9. Advances from Shareholders

Advances from Shareholders are reimbursements due to Series A Common Shareholders for payment of various expenses.

On December 31, 2017 and 2016, the Advances from Shareholders were:

Shareholders	2017	2016
Andy Beall	$ 1,886	$ 1,886
Matthias Pusch	$ 61,319	$ 30,267
Peter Schlueer	$ (7,321)	$ (7,321)
Total	$ 55,884	$ 24,832

Note 10. Deposits from Customers

From time to time customers prepay for custom programming or for hardware to be delivered in projects. In addition, some of the Company's foreign resellers periodically make sales utilizing letters of credit. To facilitate the Company's resellers' letter of credit transactions, the Company on occasion will collect the letter of credit funds on behalf of the reseller, retaining a portion of the collection to pay for the purchase of Company products and services. The remainder portion of the letter of credit will then be held by the Company for future sales or remitted to the reseller. Deposits from Customers consist of customer prepayments and the remainder portion of reseller letter of credit collections. At year end 2017 and 2016, Deposits from Customers consisted of the following:

Deposits	2017	2016
Resellers	$ -	$ -
Customers	$ -	$ 5,500
Total	$ -	$ 5,500

Note 11. Billings on Contracts

Billings on Contracts consists of percentage of completion revenues recognized for contracts with work in process.

Note 12. Current Portion of Long Term Liabilities

The Current Portion of Long Term Liabilities consists of the current portion o f Deferred Revenue and the current portion of Loans from Shareholders noted in Notes 13 and 15.

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note 13. Deferred Revenue

The Company sells annual support contracts for its products and services. The Company recognizes support contract revenue in the year in which the support contract begins. Multi year support contract revenue is recognized on a straight line basis over the length of the support contract.

The Company also sells Vizible as a Software as a Service (SaaS) contract. SaaS revenue is recognized on a straight line basis over the length of the SaaS contract.

The amount of revenue deferred into the following years is as follows:

	2017			2016
2017	$ -		2017	$ 43,132
2018	$ 164,107		2018	$ 2,784
2019	$ 92,523		2019	$ -
2020	$ 63,173		2020	$ -
2021	$ 304		2021	$ -
Total	$ 320,107		Total	$ 45,916

Note 14. Unsecured Senior Convertible Promissory Notes

On June 26, 2016 the Company's Board of Managers and voting members approved the offering of up to $1,500,000 in Unsecured Senior Convertible Promissory Notes (Notes). The Notes shall be (A) due and payable on December 1, 2017, and (B) shall bear interest at the rate of 8% per annum. On June 27, 2016, the Company entered into a Note Purchase Agreement with Intel Capital Corporation under which the Company agrees to issue and sell one or more Notes under certain conditions not to exceed $1,500,000 in maximum aggregate and in minimum amounts of no less than $75,000 per investor.

The Notes automatically convert into equity securities at a discount of 15% if the Company issues and sells $3,000,000 or more in equity securities to a single new investor. If the Company issues and sells less than $3,000,000 in equity securities to a single new investor, a Note Holder has the option of converting the Note into equity securities at a 15% discount. Also immediately prior to the Note maturity date, a Note Holder has the option of converting the Note into Series A Preferred Units of the Company at the purchase price of $6.0474 per unit.

No interest has been paid to the Note holders as of 2017 year end. Any accumulated interest is added to the Note balance upon conversion and for these financial statements is treated as part of the Note. 2017 and 2016 Year End Senior Convertible Promissory Note Holders and balances are:

Note Holder	Principal	Accumulated Interest	2017
Middlefield Ventures	$ 500,000.00	$ 60,334.00	$ 560,334.00
Navigo Capital	$ 75,000.00	$ 6,633.00	$ 81,633.00
Todd Hartwig	$ 100,000.00	$ 8,000.00	$ 108,000.00
Jack Loomis	$ 75,000.00	$ 5,133.00	$ 80,133.00
Total	$ 750,000.00	$ 80,100.00	$ 830,100.00

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note Holder	Principal	Accumulated Interest	2016
Middlefield Ventures	$ 500,000.00	$ 20,333.00	$ 520,333.00
Navigo Capital	$ 75,000.00	$ 633.00	$ 75,633.00
Todd Hartwig	$ 100,000.00	$ -	$ 100,000.00
Total	$ 675,000.00	$ 20,966.00	$ 695,966.00

Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

On January 12, 2018 the Unsecured Convertible Promissory Notes and Accumulated Interest were converted into Series A Preferred Shares (See Note 20. Subsequent Events for details of the conversion).

Note 15. Loans from Shareholders-Related Parties
A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units (See Note 16). At that time, per the Third Operating Agreement, Advances from Members and Loans from Members were converted into Loans from Series A Common Shareholders (See Note 9). The Loans from Shareholders are Notes Payable resulting from advances by Series A Common Shareholders. The notes have an annual interest rate of 2.39%. No interest or principal was paid on the loans. The Loans from Shareholders are divided into Short-Term and Long-Term Loans. The terms for repayment of the loans are as follows:

SHORT-TERM LOAN. Maker shall repay the entire balance of unpaid principal of and accrued and unpaid interest on the Short-Term Loan in full on the first day on or following July 31, 2015 that the Company's aggregate cash balance equals or exceeds $2,200,000.00 (without giving effect to such repayment or the repayment of any other unsecured promissory notes with Maker's founders).

LONG-TERM LOAN. Beginning on the last day of the first calendar month on which the Maker has generated minimum annualized EBITDA of at least Two Hundred Fifty Thousand Dollars ($250,000.00), measured on a trailing six-month basis for the six-month period ended on the last day of the immediately preceding calendar month, Maker shall pay the unpaid principal of and interest on the Long-Term Loan in twelve (12) equal monthly payments sufficient to amortize such amount in twelve (12) equal monthly payments. As used herein, "EBITDA" means earnings before income taxes, depreciation, and amortization, as such term is defined for purposes of United States generally accepted accounting principles.

The allocation of Long-Term Loan, Short-Term Loan as of December 31, 2017 and 2016 is as follows:

Shareholder	Amount	Long Term	Short Term
Beall	$ 45,583	$ -	$ 45,583
Pusch	$ 407,970	$ 265,070	$ 142,900
Schlueer	$ 148,673	$ 90,000	$ 58,673
Total	$ 602,226	$ 355,070	$ 247,156

See Note 7 for accrued interest payable on the loans.

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note 16. Shareholders and Members Equity

The Company is privately held. A Second Amended and Restated Operating Agreement was made and entered into, effective as of March 12, 2014, by the members of the Company to facilitate the creation of Series Seed Preferred Units which provide for certain liquidation and tax preferences to the holder. On March 13, 2014, a Series Seed Preferred Unit Purchase Agreement was executed between the Company and Susan Burghart for $1,000,000. In return, Susan Burghart received 179,414 Series Seed Preferred Units totaling 10% of the Company's ownership units outstanding at that time.

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units. On February 28, 2015, a Series A Preferred Unit Purchase Agreement was executed between the Company and Intel Capital for $2,500,000. In return, Intel Capital received 413,403 Series A Preferred Units totaling 16.67% of the Company's ownership units fully diluted.

Per the Third Amended and Restated Operating Agreement, the Company was authorized to issue the following Units at year end 2017 and 2016:

Series A Common Units	1,903,262
Series B Common Units	577,157
Total Common Units Authorized	2,480,419
Series Seed Preferred Units	179,414
Series A Preferred Units	413,400
Total Preferred Units Authorized	592,814
Total Units Authorized	3,073,233

Note 16 – Continued on the following page.

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

As of December 31, 2017 the ownership of the Company was as follows:

Units Outstanding	Total Units	Fully Diluted %	Voting Units	Voting %	Non Voting Units
Series A Common Units	1,310,448	54.03%	1,310,448	68.85%	
Series A Preferred Units	413,400	17.05%	413,400	21.72%	
Seed Series Preferred Units	179,414	7.40%	179,414	9.43%	
Series B Units	210,041	8.66%	-	0.00%	210,041
Total Units Outstanding	2,113,303	87.14%	1,903,262	100.00%	210,041

Series B Unit Options/Pool					
Granted/Not Exercised	237,169	9.78%			
Remaining In Options Pool	74,832	3.09%			
Series B Unit Options Available	312,001	12.86%			

Total Units Fully Diluted	2,425,304	100.00%			

As of December 31, 2016 the ownership of the Company was as follows:

Units Outstanding	Total Units	Fully Diluted %	Voting Units	Voting %	Non Voting Units
Series A Common Units	1,310,448	54.03%	1,310,448	68.85%	
Series A Preferred Units	413,400	17.05%	413,400	21.72%	
Seed Series Preferred Units	179,414	7.40%	179,414	9.43%	
Series B Units	200,105	8.25%	0	0.00%	200,105
Total Units Outstanding	2,103,367	86.73%	1,903,262	100.00%	200,105

Series B Unit Options/Pool					
Granted/Not Exercised	224,979	9.28%			
Remaining In Options Pool	96,958	4.00%			
Series B Unit Options Available	321,937	13.27%			

Total Units Fully Diluted	2,425,304	100.00%			

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

The Company had a 2006 Unit Option Plan (2006 Option Plan) which became effective August 1, 2006. The 2006 Option Plan had a term of 10 years, expired on July 31, 2016 and had authorized 440,731 Series B Common Unit Options be set aside for employees. A new Incentive 2016 Equity Incentive Plan was approved by the Company's Board of Managers and voting members approved and became effective August 1, 2016. The new Incentive 2016 Equity Incentive Plan has a term of 10 years and authorizes 440,731 Series B Common Unit Options be set aside for employees.

Note 17. Sales by Segment
The Company sales consist of various software, hardware, and service offerings. Discounts on sales are offered to academic customers and to resellers of the Company's offerings. The various sales segments consisted were:

	2017	2016
Software	$ 2,036,427	$ 1,970,525
Hardware-WorldViz	$ 1,937,127	$ 1,754,790
Third Party Hardware	$ 571,711	$ 214,403
Solution Services	$ 1,787,796	$ 1,778,155
Vizible	$ 346,322	$ -
Customer Shipping Charges	$ 30,337	$ 59,153
Sales Discounts and Allowances	$ (1,499,323)	$ (1,234,247)
Total Sales	$ 5,210,397	$ 4,542,779

Note 18. Interest Expense-Related Parties
Interest Expense includes accrued interest payable on Loans from Shareholders (See Note 9). In addition, the Company is reimbursing Matthias Pusch and Peter Schlueer for interest charged on various personal credit cards for purchases made for the Company.

Note 19. Leases
The Company signed an amendment to the lease for the property at 614 Santa Barbara, CA 93101 on August 17, 2015 to extend the term of the lease for 24 months beginning November 1, 2015 and expiring October 31, 2017. On July 6, 2017, the lease was extended to December 31, 2020. The minimum lease commitments for the next five fiscal years are as follows:

2018	201,600
2019	201,600
2020	201,600
2021	-
2022	-
Total	604,800

17

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

Note 20. Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance. The income tax benefit differs from the amount computed by applying federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

For the twelve months ended December 31,

	2017	2016
Deferred Tax Asset	1,224,361	1,075,161
Valuation Allowance	(1,224,361)	(1,075,161)

As of December 31, 2017, the Company has a net operating loss carryforward of approximately $3,610,000 to reduce future federal taxable income which begins to expire in the year 2037. The Company currently has no federal or state tax examinations in progress. With limited exceptions, all of the Company's open tax years beginning with 2015 are subject to federal and state tax examinations.

The Company is subject to taxation in the U.S. and the states of California, Maryland, Maine and Tennessee and is current on its federal and state tax returns.

Note 20. Subsequent Events

1. On January 12, 2018, the outstanding Convertible Promissory Notes Payable and Accumulated Interest were converted in Series A Preferred shares at the rate of $6.04740 per share as follows:

	Principal and Accumulated Interest		Share Conversion Rate		Preferred Series A Shares
Intel Capital	$	563,880	$	6.04740	93,243
Navigo Capital Group LP	$	81,918	$	6.04740	13,545
Todd Hartwig	$	108,312	$	6.04740	17,910
Jack Loomis	$	80,417	$	6.04740	13,297
Total	$	834,527			137,995

Note 20 continued on following page.

WorldViz LLC
Notes to the Financial Statements
For the twelve months ended December 31, 2017 and 2016
UNAUDITED

2. On February 6, 2018 the Company converted from a California Limited Liability Company to a Delaware Corporation in preparation for a new round of investment funding.

3. The Company is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. The Company is offering up to $3,000,000 in investment securities to be issued Series A-1 preferred equity. $1,930,000 is allocated to accredited investors and $1,070,000 is allocated to unaccredited investors. The securities offer ends April 27, 2018. The pre-money valuation of the Company for this security offering is $19,000,000. The offering share price is $7.2816. The available option pool is to be increased to 4%. More details regarding the securities offering are available at the SeedInvest web site.